Exhibit 99.1

June 4, 2008

Dear Fellow Stockholder,

Not long ago, we sent you proxy materials relating to our upcoming Annual Meeting of Stockholders. The package of materials included a WHITE proxy card on which we asked you to vote on several proposals. This year’s Meeting represents one of the most important in the history of TVI and this vote one of the most important you will make regarding the Company’s future. No matter how many shares you own, make sure they are represented at the Meeting.

The Board and management have implemented a plan to return TVI to profitability. If we stay on course, TVI will reach a major milestone in the Company’s turn-around, operating profitability, in the third quarter of this year. Unfortunately, the actions of two individuals, Allen Bender and Jeff Squires, are disrupting TVI’s return to profitability.

DON’T LET BENDER AND SQUIRES DERAIL THE TURN-AROUND

While in the process of executing our turn-around, Bender chose to launch a costly and disruptive proxy contest, aiming to place himself and his personal lawyer, Squires, on the Company’s Board of Directors. Further, Bender and Squires have attempted to stir up controversy and confusion by offering an overwhelming number of proposals, several of which are designed to limit the Board’s options in defending shareholder interests against any low-ball takeover offers.

Your Board reached out to Bender and Squires in an effort to settle this proxy fight, twice offering Bender a seat on the Board. We emphasized to them that we are focused entirely on restoring shareholder value, hoping Bender would join us and help us complete the turn-around. Instead, Bender and Squires rejected our attempts at reconciliation and launched this costly, disruptive and ill-timed proxy contest.

Letter to Stockholders

June 4, 2008

BENDER’S AND SQUIRES’ TACTICS

While Squires and Bender would have you believe they had no choice but to launch a proxy contest, in reality Squires has been trying to gain access to the Company’s Board, through various means, for over a year. In June 2007, he, along with two other individuals, proposed a small ($600,000) private equity investment in the Company which included two Board seats (though both would have been granted to his hand-picked co-investors) and highly dilutive warrants. Then, in November 2007, the same group of people demanded two Board seats, threatening a proxy contest should the Board reject their demand. Your Board rejected this offer and this threat because neither would have been in the best interests of ALL TVI’s stockholders. Bender has now joined Squires to carry out Squires’ threat by launching this proxy contest.

To further their cause, Bender and Squires have spread falsehoods about TVI. For example, Bender continues to tell shareholders that management equity grants under the Company’s proposed 2008 Equity Incentive Plan will not be adjusted for a reverse stock split. In fact, the Plan clearly and expressly provides for adjustment of any equity grants in the event of a reverse split. We have made this point to Bender and Squires, yet they insist on spreading false information. Giving them the benefit of the doubt, this behavior is, at best, naive.

Finally, revealing his lack of judgment, you should know that in correspondence to your Board, dated March 2007, Bender accused the directors of conducting a “witch hunt” with regard to its investigation into potential misconduct by prior management. He felt that cash needed to run the business would be better spent on a stock buy-back program, stating in the correspondence: “[y]ou can BLOW some $???000 on the Audit Committee witch hunt but not INVEST $500,000 in a stock buyback program!” In the same vein, Bender and Squires arrogantly ridiculed our bank, claiming that BB&T has had no choice but to support the Company. To taunt a valued and critical relationship serves no one, not even Bender.

Do not be misled by Squires and Bender. You deserve an experienced, qualified Board that understands your Company and its markets and represents the best interests of ALL TVI’s stockholders, not just a select few.

Letter to Stockholders

June 4, 2008

YOUR VOTE IS IMPORTANT — VOTE THE WHITE PROXY CARD TODAY

To support your Board’s recommendations, including a vote FOR your Board’s nominees, please sign, date and return the WHITE proxy card in the postage paid envelope provided. Even if you have previously voted on the blue proxy card supplied by Bender and Squires, you can still support your Board by voting the enclosed WHITE proxy card today. YOUR RESPONSE TODAY WILL REDUCE THE EXPENSE OF FURTHER SOLICITATION EFFORTS.

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of the Company’s proxy materials, please call our proxy solicitation firm:

The Altman Group

Toll-Free: (866) 388-7763

Thank you for your continued support.

Sincerely,

Harley A. Hughes
President and Chief Executive Officer

Letter to Stockholders

June 4, 2008

Safe Harbor

This letter to stockholders contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involves expectations, beliefs, plans, intentions or strategies regarding the future. These statements may be identified by the use of forward-looking words or phrases such as “should,” “anticipates,” “believes,” “expects,” “might result,” “estimates” and others. These forward-looking statements are based on information available to TVI as of the date hereof and involve risks and uncertainties and are not guarantees of future performance, as actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences, including, but not limited to those set forth in TVI Corporation’s Annual Report to Stockholders, periodic reports, registration statements and other filings made with the Securities and Exchange Commission (the “SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date of this letter. We assume no obligation to update any such forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information

On May 20, 2008, TVI Corporation filed a definitive proxy statement with the SEC in connection with the Company’s 2008 Annual Meeting. TVI stockholders are strongly advised to read the definitive proxy statement carefully before making any voting or investment decision because the definitive proxy statement contains important information. The Company’s proxy statement and any other materials filed by the Company with the SEC can be obtained free of charge at the SEC’s website at www.sec.gov or from TVI’s Internet website at www.tvicorp.com or by writing to TVI Corporation, 7100 Holladay Tyler Road, Glenn Dale, MD 20769, Attention: Corporate Secretary. Such materials are also available by contacting our proxy solicitor, The Altman Group, by toll-free telephone at (866) 388-7763. Detailed information regarding the names, affiliations and interests of individuals who are participants in the solicitation of proxies of TVI’s stockholders is available in TVI’s definitive proxy statement filed with the SEC on May 20, 2008.